Exhibit 99.4

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports first quarter 2026 results

•4.0% consolidated revenue growth delivered 2.9% higher adjusted EBITDA1
•Net earnings of $667 million, down 2.3%, with net earnings attributable to common shareholders of $616 million, down 2.2%, or $0.66 per common share; adjusted net earnings1 of $589 million yielded adjusted EPS1 of $0.63, down 8.7%
•Free cash flow1 increased 0.8% to $804 million; cash flows from operating activities down 26.9% to $1,149 million reflecting higher income taxes paid resulting from strategic divestitures
•Bell Business Markets revenue2 up 9.7% on 113% growth in AI-powered solutions revenue2, driven by strong demand for Ateko, Bell Cyber and Bell AI Fabric
•Strong contribution from acquisition of Ziply Fiber on August 1, 2025
•49,525 residential fibre-to-the-home (FTTH) Internet net subscriber3 activations, including Ziply Fiber, up 3.2%, contributing to 15% Internet revenue growth
•16,947 postpaid mobile phone net subscriber3 activations, up 26,545 year over year
•Crave subscriptions up 25% to 4.74 million, driven by strong direct-to-consumer streaming growth; Q1 was the most watched quarter in Crave history

MONTRÉAL, May 7, 2026 – BCE Inc. (TSX, NYSE: BCE) today reported results for the first quarter (Q1) of 2026.

“Bell’s Q1 results demonstrate solid execution across our four strategic priorities in a competitive environment. Fibre continues to be a key growth driver. In Canada, we added close to 43,000 residential fibre subscribers, and combined with the contribution from Ziply Fiber, total residential fibre net subscriber additions were close to 50,000 with Internet revenue growing nearly 15% year over year. Crave had its most watched quarter in its history with subscribers up 25% year over year to 4.74 million. Bell Media digital revenues grew 8% year over year, driven by Crave and sports direct-to-consumer streaming subscriber growth.

Last year, we outlined our strategy for AI-powered enterprise solutions and introduced three businesses – Ateko, Bell Cyber and Bell AI Fabric. Since then, we’ve made big strides, reflecting Bell’s unique position in the Canadian market that intersects connectivity, deep relationships with Canada’s biggest enterprises and now purpose-built AI infrastructure. For the first time, we’re disclosing revenue for Bell Business Markets, which was up 9.7%, driven by 113% growth in AI-powered solutions revenue.

In addition to executing on our four strategic priorities, we’ve been making progress on our capital allocation and capital investment plans to simplify the business, strengthen the balance sheet and focus capital on higher-return opportunities. We will continue to execute on our plan as outlined at Investor Day 2025 as we look to create long-term value for our shareholders.”
-Mirko Bibic, President and CEO, BCE and Bell Canada
1/21

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1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures, and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.
2 Bell Business Markets (BBM) operating revenue includes wireline and wireless service and product revenue from large and medium retail business customers generated from the sale of communications services and AI-powered solutions. Communications revenue is comprised of: core connectivity services, including wireless, Internet, voice, and data network services sold directly to enterprise customers, as well as advanced cloud-based services such as Contact Center as a Service (CCaaS) and unified-communications-as-a-service (UCaaS). Al-powered solutions revenue is comprised of revenue from Ateko, Bell Cyber, and Bell Al Fabric.
3 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.

KEY BUSINESS DEVELOPMENTS

Put the customer first
•Bell was awarded a federal contact centre modernization contract to support improved service delivery for Canadians across key Government of Canada departments. Powered by the AI-enabled Genesys CloudTM platform and hosted in Canada, the initiative is designed to deliver more secure, resilient and consistent customer experiences for millions of Canadians accessing essential public services.

Deliver the best fibre and wireless networks
•Bell introduced 5G+ Advanced, its fastest and most advanced wireless network yet, powered by new spectrum deployments and Bell’s 5G standalone (SA) core, delivering greater capacity, lower latency and theoretical peak download speeds of up to 4.3 Gbps. The network is now live across the Greater Toronto and Hamilton Area, with expansion underway in the Niagara region.

Lead in enterprise with AI-powered solutions
•Bell announced a major expansion of Bell AI Fabric through a partnership with the Government of Saskatchewan to develop a new 300 MW purpose-built AI data centre near Regina. The facility will significantly expand Canada’s sovereign AI compute capacity and support enterprise, public sector and research demand across the country.
•Bell made a $1 million investment in the McKenna Institute at the University of New Brunswick, establishing a partnership with Bell Cyber to strengthen Canada’s cybersecurity talent pipeline. The initiative supports industry-led training focused on job-ready cybersecurity and AI-enabled defence capabilities for enterprises and public institutions.
•Bell and Hypertec entered into a strategic partnership to deliver end-to-end sovereign AI infrastructure built, hosted and operated in Canada. The collaboration combines Canadian-built AI compute systems with Bell AI Fabric to expand secure, scalable AI capacity for government, enterprise and research customers.
•Bell and Coveo announced a strategic sovereign AI partnership to integrate the Coveo AI-Relevance platform into Bell AI Fabric. The partnership aims to deliver secure, compliant, Canadian-hosted AI solutions for federal and provincial governments and regulated industries, supporting digital modernization while ensuring data residency under Canadian law.

Build a digital media and content powerhouse
•Bell Media received 202 nominations at the 2026 Canadian Screen Awards across 146 categories, reflecting the strength and breadth of its original Canadian programming. Highlights included 18 nominations for Heated Rivalry and 11 nominations for Canada’s Drag Race. Additionally, Bell Fibe TV1 received a record 23 nominations.

2/21

•Bell Media announced production of Yaga, an upcoming Crave Original series and the streamer’s first half-hour original drama, led by an all-star cast including Carrie-Anne Moss, Noah Reid, Clark Backo and Hudson Williams. The series has also been acquired by Sky for the UK and Ireland, with additional international territories expected to follow.
•In 2025, CTV News was the #1 digital news publisher in Canada for the second consecutive year, reaching 45% of Canadians across digital platforms monthly. CP24 / CTV News Toronto was the #1 digital news publisher in the GTHA in 2025.

Strategic divestiture paving the way for key growth drivers
•Bell, through its wireless subsidiary Bell Mobility Inc., entered into an agreement to sell its Bell Mobility land mobile radio networks services business to Motorola Solutions Canada Networks, Inc. for $675 million, subject to customary adjustments, plus a deferred net working capital settlement. The transaction is expected to close in the fourth quarter of 2026, subject to the receipt of regulatory and third-party approvals, and satisfaction of other closing conditions. Following completion of the transaction, Bell will continue to work with Motorola Solutions Canada Networks as an important service delivery partner for land mobile radio networks.

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BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q1 2026	Q1 2025	% change
BCE
Operating revenues	6,168	5,930	4.0%
Net earnings	667	683	(2.3%)
Net earnings attributable to common shareholders	616	630	(2.2%)
Adjusted net earnings	589	633	(7.0%)
Adjusted EBITDA	2,631	2,558	2.9%
Net earnings per common share (EPS)	0.66	0.68	(2.9%)
Adjusted EPS	0.63	0.69	(8.7%)
Cash flows from operating activities	1,149	1,571	(26.9%)
Capital expenditures	(841)	(729)	(15.4%)
Free cash flow	804	798	0.8%

BCE operating revenues were $6,168 million in Q1 2026, up 4.0% compared to Q1 2025. This was the result of 3.4% higher service revenue of $5,350 million and a 7.9% increase in product revenue to $818 million.
•The increase in service revenue reflects the contribution of Bell Communication and Technology Services (Bell CTS) U.S., which includes the results from Ziply Fiber’s operations, and growth at Bell Media, partly offset by a year-over-year decline at Bell CTS Canada.

Net earnings in Q1 decreased 2.3% to $667 million and net earnings attributable to common shareholders totalled $616 million, or $0.66 per share, down 2.2% and 2.9%, respectively.
3/21

•The year-over-year declines were mainly due to lower other income, primarily resulting from net early debt redemption gains in 2025, and higher depreciation and amortization. These factors were partly offset by lower severance, acquisition and other costs, and higher adjusted EBITDA.

Adjusted net earnings were down 7.0% in Q1 to $589 million, resulting in an 8.7% decrease in adjusted EPS to $0.63.

Adjusted EBITDA grew 2.9% in Q1 to $2,631 million, reflecting the contribution of Bell CTS U.S., partly offset by declines of 1.0% and 2.5% at Bell CTS Canada and Bell Media, respectively. This result included 4.9% higher operating costs that contributed to a 0.4 percentage-point margin decline to 42.7% from 43.1% last year. The increase in operating costs this quarter reflected:
•the inclusion of Ziply Fiber’s operating expenses following the acquisition;
•increased costs associated with revenue growth;
•higher content costs at Bell Media;
•higher commission expenses driven by increased postpaid subscriber activations;
•advertising and sponsorship expenses related to the 2026 Olympic Winter Games.

These factors were partially offset by lower labour costs and technology and automation-enabled operating efficiencies across the organization.

BCE capital expenditures in Q1 were $841 million, up 15.4% from $729 million last year, corresponding to a capital intensity4 of 13.6%, compared to 12.3% in Q1 2025.
•The year-over-year increase reflected the inclusion of $156 million in capital investments in the U.S., focused on the continued expansion of Ziply Fiber’s fibre-to-the-premise (FTTP) network, as well as capital investments to support the build out of Bell AI Fabric facilities. This was partially offset by lower spending on FTTP footprint expansion in Canada.

BCE cash flows from operating activities in Q1 were $1,149 million, down $422 million from $1,571 million in Q1 2025.
•The year-over-year decrease was mainly due to higher income taxes paid resulting from significant divestitures of $542 million and higher interest paid, partially offset by higher adjusted EBITDA.

Free cash flow increased 0.8% to $804 million from $798 million in Q1 2025.
•The year-over-year increase was mainly due to higher cash flows from operating activities, excluding cash from income taxes paid on significant divestitures and cash from acquisition and other costs paid, partly offset by higher capital expenditures.
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4 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

OPERATING RESULTS BY SEGMENT

Bell CTS

On August 1, 2025, BCE completed its acquisition of Ziply Fiber and created the Bell CTS U.S. segment. The results of BCE’s Canadian wireless and wireline operations are reported under Bell CTS Canada.

4/21

Effective January 1, 2026, we updated our Internet subscriber metrics to include wholesale subscribers due to the impacts on our operations of a recent CRTC decision mandating the establishment of an aggregated wholesale high-speed access service on FTTP facilities. Accordingly, previously reported 2025 subscribers and net activations have been restated for comparability. Additionally, we expanded our disclosure to separately report residential FTTH subscribers and net activations.

Also, effective January 1, 2026, Bell CTS Canada updated the definition of an Internet protocol television (IPTV) subscriber to include bundled streaming service subscribers, which are reflected under a new video subscriber metric. To be classified as a bundled streaming service subscriber, a customer must subscribe to a package that includes at least one third-party streaming service and one streaming service offered by BCE (comprised of duos, trios and quad packages including Crave, TSN, Netflix and Disney+) where BCE has a direct customer relationship. Accordingly, previously reported 2025 subscribers and net activations have been restated for comparability.

Bell CTS operating revenues increased 4.6% to $5,485 million in Q1 2026 compared to Q1 2025, driven by both higher service and product revenue. The increase in service revenue reflects the contribution from Bell CTS U.S., partly offset by a year-over-year decline at Bell CTS Canada.

Bell CTS adjusted EBITDA5 grew 3.2% in Q1 to $2,476 million, reflecting the contribution from Bell CTS U.S., partly offset by a year-over-year decline at Bell CTS Canada. Bell CTS margin declined 0.6 percentage points to 45.1% from 45.7% in Q1 2025, driven by a 5.7% increase in operating costs, largely due to the inclusion of Ziply Fiber’s operating expenses following the acquisition.

Bell CTS added 49,525 net residential FTTH Internet subscribers3,6 in Q1 2026, inclusive of the contribution from Bell CTS U.S., representing a 3.2% increase from 47,992 in Q1 2025.

Total high-speed Internet net subscriber3 activations totalled 17,782 in Q1 2026, compared to 3,744 in Q1 2025. This includes the contribution from Bell CTS U.S. as well as net losses in copper service areas.

Bell CTS high-speed Internet subscribers3,6,7,9,10 totalled 4,893,689 at the end of Q1 2026, up 7.0% compared to Q1 2025. The increase reflects the contribution from Bell CTS U.S., partly offset by a modest year-over-year decline at Bell CTS Canada. Included in the total were 3,571,725 residential FTTH Internet subscribers, up 14.7% compared to Q1 2025.
•At the beginning of Q1 2026, Bell CTS Canada removed 181,086 Virgin Plus Internet subscribers (including 124,956 FTTH subscribers) from the respective subscriber bases as we stopped selling new plans for this service in Ontario as of January 14, 2026.

Bell CTS video net subscriber3 activations totalled 9,888 in Q1 2026, compared to a net loss of 15,971 in Q1 2025. The improvement was driven by a year-over-year increase at Bell CTS Canada, partly offset by a modest net loss at Bell CTS U.S.

At the end of Q1 2026, Bell CTS served 2,155,589 video subscribers3,8,10, a 1.9% increase over Q1 2025, reflecting year-over-year growth at Bell CTS Canada as well as the contribution from Bell CTS U.S.

5/21

•At the beginning of Q1 2026, Bell CTS Canada removed 21,886 Virgin Plus IPTV subscribers from the subscriber base as we stopped selling new plans for this service in Ontario as of January 14, 2026.

Bell CTS retail residential NAS net losses3 improved by 3.5% to 45,749 in Q1 2026, reflecting fewer net losses at Bell CTS Canada compared to Q1 2025, partly offset by the contribution of net losses at Bell CTS U.S.

Bell CTS’ retail residential NAS customer base3,9,10 totalled 1,676,429 at the end of Q1 2026, representing a 5.4% decline compared to Q1 2025. The decrease reflects a decline at Bell CTS Canada, partly offset by the contribution from Bell CTS U.S.
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5 Bell CTS adjusted EBITDA is a total of segments measure. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on this measure.
6 Residential FTTH Internet subscribers and net subscriber activations are included within high-speed Internet subscribers and net subscriber activations, respectively.
7 At the beginning of Q1 2026, Bell CTS Canada removed 181,086 Virgin Plus Internet subscribers (including 124,956 FTTH subscribers) from the respective subscriber bases as we stopped selling new plans for this service in Ontario as of January 14, 2026.
8 At the beginning of Q1 2026, Bell CTS Canada removed 21,886 Virgin Plus IPTV subscribers from the subscriber base as we stopped selling new plans for this service in Ontario as of January 14, 2026.
9 In Q4 2025, after a comprehensive review of Ziply Fiber subscriber accounts following our acquisition on August 1, 2025, we reduced our high-speed Internet and retail residential NAS subscriber bases, by 13,029 (including 10,955 FTTH subscribers) and 1,106 customers, respectively, to align with Bell methodology for customer deactivations.
10 In Q3 2025, as a result of the acquisition of Ziply Fiber on August 1, 2025, Bell CTS U.S. high-speed Internet (including wholesale), video and retail residential NAS lines subscriber bases increased by 442,861 (including 358,615 FTTH subscribers), 6,089 and 84,440 subscribers, respectively.

Bell CTS Canada

Bell CTS Canada operating revenue increased 0.1% to $5,251 million in Q1 2026 compared to Q1 2025.

Bell CTS Canada product revenue increased 7.9% in Q1 to $818 million, driven by the delivery of our second Bell AI Fabric data centre in Merritt, B.C., partially offset by lower wireless device sales to consumers from fewer upgrades and contracted sales given a greater mix of bring-your-own-device customer activations.

Bell CTS Canada service revenue was down 1.2% in Q1 to $4,433 million, reflecting:
•ongoing declines in legacy voice, data and TV services;
•greater acquisition, retention and bundle discounts on residential services compared to Q1 2025;
•lower mobile phone blended average revenue per user (ARPU)11,12,13;
•the sale of our home security and monitored alarm assets in Q4 2025.

These factors were partly offset by:
•AI-powered solutions revenue driven by growth at Ateko and Bell Cyber;
•expansion of our mobile phone, mobile connected device and FTTP Internet subscriber bases.

Bell CTS Canada adjusted EBITDA decreased 1.0% in Q1 to $2,374 million, due to 1.1% higher operating costs, which together with the flow-through of lower year-over-year service revenue contributed to a 0.5 percentage-point margin decline to 45.2%. The increase in operating costs this quarter is attributed to:
•costs associated with the growth of our AI-powered solutions business;
•commission expenses driven by increased wireless postpaid subscriber activations;

6/21

•advertising and sponsorship expenses related to the 2026 Olympic Winter Games.

These cost factors were partly offset by:
•lower cost of goods sold from decreased sales of wireless devices;
•lower labour costs and technology and automation-enabled operating efficiencies across the organization.

Postpaid mobile phone net subscriber3 activations totalled 16,947 in Q1 2026, compared to a net loss of 9,598 in Q1 2025. The year-over-year improvement reflected a 20.6% increase in gross subscriber activations, driven by higher market activity resulting from increased promotional offer intensity and higher bring-your-own-device activations.
•This was partially offset by an increase in mobile phone postpaid customer churn to 1.34%, compared to 1.21% last year, reflecting a more competitive market environment and elevated promotional activity.

Bell’s prepaid mobile phone customer base13 declined by 11,893 net subscribers in Q1 2026, compared to net activations of 9,002 in Q1 2025. The year-over-year decline reflected a 9.5% decrease in gross activations, driven by a shift in market activity toward postpaid discount brands amid increased promotional intensity on postpaid rate plans, as well as higher mobile phone prepaid customer churn, which increased to 5.97% from 5.77% in Q1 last year.

Bell’s mobile phone customer base3,12,13 totalled 10,322,638 at the end of Q1 2026, a 0.3% increase over Q1 2025, comprised of 9,567,426 postpaid subscribers, up 0.5%, and 755,212 prepaid subscribers, down 1.6% compared to the same period in 2025.

Effective January 1, 2026, Bell CTS Canada removed 134,000 mobile phone subscribers (31,000 postpaid and 103,000 prepaid) from the subscriber base as a result of our decision to decommission our third-generation high-speed packet access (3G/HSPA) network in Manitoba as of December 31, 2025 and nationally as of March 31, 2027.

Mobile phone blended ARPU was down 0.8% to $56.61 in Q1 2026 from $57.08 in Q1 2025. The decrease was due to:
•increased competitive pressure on base rate plan pricing and higher discounting;
•lower overage revenue from customers subscribing to unlimited and larger capacity data plans;
•lower outbound roaming revenue reflecting reduced international travel;
•lower ancillary revenues, including connection fees.

Mobile connected device3 net activations increased 45,342 to 81,326 in Q1 2026, from 35,984 in Q1 2025. The year-over-year increase was driven by strong demand for Bell Internet of Things (IoT) services, including business solutions and connected car subscriptions, increased consumer IoT net activations, and fewer data device deactivations.

At the end of Q1 2026, mobile connected device subscribers3,12,13 totalled 3,348,007, an increase of 8.7% over last year. Effective January 1, 2026, Bell CTS Canada removed 92,884 mobile connected device subscribers from the subscriber base as a result of our decision to decommission our 3G/HSPA network in Manitoba as of December 31, 2025 and nationally as of March 31, 2027.

7/21

Bell CTS Canada residential FTTH Internet net subscriber3 activations totalled 42,750 in Q1 2026, compared to 47,992 in Q1 2025. Despite continued strong demand for Bell’s fibre services and bundled offerings with mobile service, the year-over-year decrease reflects:
•a lower level of new fibre footprint expansion compared to last year;
•slower market growth due to limited population growth;
•promotional activity by competitors.

Bell CTS Canada high-speed Internet net subscriber3 activations, including net losses in copper service areas, totalled 13,919 in Q1 2026, compared to 3,744 in Q1 2025.
•At the beginning of Q1 2026, Bell CTS Canada removed 181,086 Virgin Plus Internet subscribers (including 124,956 FTTH subscribers) from the respective subscriber bases as we stopped selling new plans for this service in Ontario as of January 14, 2026.

Bell CTS Canada video net subscriber3 activations totalled 10,103 in Q1 2026, compared to a net loss of 15,971 in Q1 2025.
•At the beginning of Q1 2026, Bell CTS Canada removed 21,886 Virgin Plus IPTV subscribers from the subscriber base as we stopped selling new plans for this service in Ontario as of January 14, 2026.

Bell CTS Canada retail residential NAS3 net subscriber losses improved by 11.2% to 42,128 in Q1 2026, due to fewer customer deactivations.
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11 ARPU is defined as Bell CTS Canada wireless external services revenues, divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.
12 In Q3 2025, Bell CTS Canada reduced its postpaid mobile phone and connected device subscriber bases by 51,541 and 7,867, respectively, following a review of a public sector customer account to eliminate subscribers with no usage.
13 Effective January 1, 2026, Bell CTS Canada removed 134,000 mobile phone subscribers (31,000 postpaid and 103,000 prepaid) and 92,884 mobile connected device subscribers from the respective subscriber bases as a result of our decision to decommission our third-generation high-speed packet access (3G/HSPA) network in Manitoba as of December 31, 2025 and nationally as of March 31, 2027.

Bell CTS U.S.

Bell CTS U.S. operating revenues were $234 million in Q1 2026, reflecting:
•Internet revenues generated from residential, business and wholesale broadband Internet services primarily delivered over Ziply Fiber's fibre network, which benefitted in the quarter from the continued expansion of FTTP footprint;
•IP broadband revenues derived from the sale of commercial ethernet, dedicated Internet/non-switched access, and other data transport networking options.

Bell CTS U.S. adjusted EBITDA was $102 million in Q1 2026, corresponding to a margin of 43.6%. Operating costs were $132 million.

Bell CTS U.S. residential FTTH Internet net subscriber3 activations totalled 6,775 in Q1 2026, driven by continued fibre footprint expansion and strong penetration at Ziply Fiber.

Bell CTS U.S. retail residential NAS net subscriber3 losses were 3,621 in Q1 2026, reflecting ongoing substitution to wireless and Internet-based technologies.
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Bell Media

8/21

Bell Media operating revenue increased 0.4% year over year to $778 million, driven largely by higher subscriber revenue, partially offset by lower advertising revenue.

Subscriber revenue increased 11.8% in Q1 2026, reflecting continued Crave and sports direct-to-consumer streaming subscriber growth, as well as a retroactive adjustment related to a contract with a Canadian TV distributor.

Advertising revenue was down 12.8 % compared to Q1 2025, reflecting:
•continued softness in non-sports traditional advertising demand reflecting economic uncertainty;
•lower audio advertising revenue following the divestiture of 45 radio stations in 2025;
•the non-recurrence of advertising revenues related to 2025 Federal Election;
•a shift in advertising spending during the quarter to the principal broadcaster of the 2026 Olympic Winter Games.

These factors were partially offset by higher digital video advertising revenue.

Total digital revenues14 grew 8% year over year, driven by continued Crave and sports direct-to-consumer streaming subscriber growth and higher digital video advertising revenue, reflecting increased adoption of ad-supported subscription tiers on Crave, the contribution from our strategic partnership with Tubi and the growth of Bell Media Connected TV impressions, highlighting Bell Media’s ongoing shift to digital advertising platforms.

Total Crave subscriptions increased 25% year over year to 4.74 million at the end of Q1 2026, driven by a 59% increase in Crave direct-to-consumer streaming subscribers, while sports direct-to-consumer streaming subscribers increased 21%.

Adjusted EBITDA was down 2.5% year over year to $155 million in Q1 2026, resulting in a 0.6 percentage-point margin decline to 19.9%, reflecting a 1.1% increase in operating costs. Higher operating costs primarily reflected contractual rights increases for premium content and the inclusion of Sphere Abacus operating expenses following its acquisition. These factors were partially offset by lower labour costs and other operating efficiencies.
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14 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, ad-supported subscription tiers on Crave, connected TV apps, and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and video-on-demand services.

COMMON SHARE DIVIDEND
BCE’s Board of Directors has declared a quarterly dividend of $0.4375 per common share, payable on July 15, 2026 to shareholders of record at the close of business on June 15, 2026.

OUTLOOK FOR 2026
BCE confirmed its financial guidance targets for 2026, as provided on February 5, 2026, and as updated on March 16, 2026 to incorporate the expected financial impact of Bell AI Fabric’s new 300 MW data centre in Saskatchewan, as per the table below.

2025 Results	2026 Guidance (February 5, 2026)	2026 Guidance (March 16, 2026)

9/21

Revenue growth	0.2%	1% to 5%	1% to 5%
Adjusted EBITDA growth	0.7%	0% to 4%	0% to 4%
Capital intensity	15.1%	<15%	~20% (~$1.3B of incremental capital expenditures)
Adjusted EPS growth	(7.9%)	(11%) to (5%)	(11%) to (5%)
Free cash flow growth	10.0%	4% to 10% $3,300 to $3,500	(34%) to (28%) $2,100 to $2,300
Annualized common dividend per share	$1.75	$1.75	$1.75

For 2026, we expect:
•improvements in wireless pricing, increased wireless product sales, growth in AI-powered enterprise solutions, the incremental financial contribution of Ziply Fiber, media revenue growth and cost efficiencies to support higher revenue and adjusted EBITDA;
•capital expenditures to increase by $1.3B over 2025 due to the construction of the Saskatchewan AI data centre, resulting in a higher capital intensity ratio;
•higher depreciation and amortization expense, increased interest expense and lower tax adjustments to result in lower adjusted EPS;
•higher capital expenditures related to the construction of the Saskatchewan AI data centre to result in lower free cash flow.

The guidance ranges above are unaffected by the pending divestiture of Northwestel.

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2026 financial guidance targets are based, as well as the principal related risk factors.
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CALL WITH FINANCIAL ANALYSTS
BCE will hold a conference call with the financial community to discuss Q1 2026 results on Thursday, May 7 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-990-2777 or 416-855-9085. You will be asked to enter Conference ID 06597#. A replay will be available until midnight on June 7, 2026 by dialing 1-888-660-6264 or 289-819-1325 and entering passcode 06597#. A live audio webcast of the conference call will be available on BCE's website at BCE Q1-2026 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with IFRS Accounting Standards or GAAP while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE's performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

10/21

•Non-GAAP financial measures;
•Non-GAAP ratios;
•Total of segments measures;
•Capital management measures; and
•Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE's consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management's perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable financial measures under IFRS Accounting Standards.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

11/21

($ millions)

	Q1 2026	Q1 2025
Net earnings attributable to common shareholders	616	630
Reconciling items:
    Severance, acquisition and other costs
    Net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation plans
    Net losses on investments
   Early debt redemption gains
    Impairment of assets
    Income taxes for above reconciling items
	(6) (33) 1 - 5 6	247 (1) 2 (266) 9 12
Adjusted net earnings	589	633

Free cash flow and free cash flow after payment of lease liabilities – Free cash flow and free cash flow after payment of lease liabilities are non-GAAP financial measures and they do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

In Q1 2026, we updated our definitions of free cash flow and free cash flow after payment of lease liabilities to exclude income taxes paid on significant divestitures included within cash flows from operating activities. This change does not impact the amounts for free cash flow and free cash flow after payment of lease liabilities previously presented. We exclude this item as it could affect the comparability of our financial results and potentially distort the analysis of trends in business performance. Excluding this item does not imply it is non-recurring.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define free cash flow after payment of lease liabilities as cash flows from operating activities, excluding cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less principal payment of lease liabilities, capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, income taxes paid on significant divestitures, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow and free cash flow after payment of lease liabilities to be important indicators of the financial strength and performance of our businesses. Free cash flow and free cash flow after payment of lease liabilities show how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow and free cash flow after payment of lease liabilities to value a

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business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash flows from operating activities.

The following tables are reconciliations of cash flows from operating activities to free cash flow and free cash flow after payment of lease liabilities on a consolidated basis.

($ millions)

	Q1 2026	Q1 2025
Cash flows from operating activities	1,149	1,571
Capital expenditures	(841)	(729)
Cash dividends paid on preferred shares	(36)	(39)
Cash dividends paid by subsidiaries to NCI	(12)	(13)
Income taxes paid on significant divestitures	542	-
Acquisition and other costs paid	2	8
Free cash flow	804	798

($ millions)

	Q1 2026	Q1 2025
Cash flows from operating activities	1,149	1,571
Capital expenditures	(841)	(729)
Cash dividends paid on preferred shares	(36)	(39)
Cash dividends paid by subsidiaries to NCI	(12)	(13)
Income taxes paid on significant divestitures	542	-
Acquisition and other costs paid	2	8
Free cash flow	804	798
Principal payment of lease liabilities	(241)	(304)
Free cash flow after payment of lease liabilities	563	494

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

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We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs (gains), impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE's consolidated primary financial statements.

Below is a description of the total of segments measures that we use in this news release to explain our results as well as a reconciliation to the most directly comparable financial measure under IFRS Accounting Standards.

Adjusted EBITDA and Bell CTS adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE's consolidated income statements.

We define Bell CTS adjusted EBITDA as BCE adjusted EBITDA less Bell Media adjusted EBITDA.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss).

The following table is a reconciliation of net earnings to BCE adjusted EBITDA and Bell CTS adjusted EBITDA.

($ millions)

	Q1 2026	Q1 2025
Net earnings
Severance, acquisition and other costs
Depreciation
Amortization
Finance costs
    Interest expense
    Net return on post-employment benefit plans
Impairment of assets
Losses on investments
Other income
	667 (6) 983 373 444 (37) 5 1 (38)	683 247 941 331 423 (25) 9 2 (310)
Income taxes	239	257
BCE adjusted EBITDA	2,631	2,558
Less: Bell Media adjusted EBITDA	(155)	(159)
Bell CTS adjusted EBITDA	2,476	2,399

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Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE's consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)
We use blended ARPU, capital intensity, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

About BCE
BCE is Canada's largest communications company15, leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.
_______________________

15 Based on total revenue and total combined customer connections.

Media inquiries
Ellen Murphy
media@bell.ca

Investor inquiries
Krishna Somers
krishna.somers@bell.ca

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to: BCE’s 2026 guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS, free cash flow and annualized common dividend per share); BCE’s objective to create long-term value for its shareholders; expectations with respect to the federal contact centre modernization contract awarded to Bell; Bell’s partnership with the Government of Saskatchewan to develop a new 300 MW AI data centre in Saskatchewan and the benefits expected to result therefrom; the strategic partnership between Bell and Hypertec and the benefits expected to result therefrom; the strategic partnership between Bell and Coveo to support the modernization of digital services for customers and the benefits expected to result therefrom; the proposed disposition by Bell Mobility Inc. (Bell Mobility) of its land mobile radio networks services business and the expected timing and completion thereof; BCE’s business outlook, objectives, plans and strategic priorities,

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and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of May 7, 2026 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after May 7, 2026. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions
The economic outlook is highly dependent on the outcome of trade negotiations with the U.S. and the duration and severity of the war in the Middle East, as well as how the Canadian economy responds to these developments. We have assumed:
•Modest economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product (GDP) of 1.2% in 2026, representing a modest increase from the earlier estimate of 1.1%
•Subdued population growth
•Modest growth in consumer spending
•Soft growth in business investment, particularly in sectors most reliant on U.S. markets
•Higher consumer price index (CPI) inflation, primarily driven by higher energy prices resulting from the war in the Middle East
•Ongoing labour market softness
•Interest rates expected to remain at or near current levels, although the outlook is subject to uncertainty depending on the evolution of inflation

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•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

U.S. Economic Assumptions
•Slowdown in consumer spending, offset by business investment
•Ongoing uncertainty surrounding trade policy
•Stable CPI inflation
•Moderate to steady GDP growth
•Stable rate of unemployment

Canadian Market Assumptions
•A moderated level of wireless competition and sustained level of wireline competition in consumer markets
•Higher, but slowing, wireless industry penetration
•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
•The advertising market is shifting towards digital platforms and most legacy Canadian TV and radio platforms are expecting impacts from flat to declining audiences
•Increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators is expected to result in further declines in broadcasting distribution undertaking (BDU) subscribers

U.S. Market Assumptions
•A higher level of wireline pricing competition in consumer, business and wholesale markets
•Increased demand for colocation and datacenter connectivity services
•A shrinking traditional voice services market as customers migrate to wireless or voice over Internet protocol (VoIP) offerings

Assumptions Applicable to our Bell CTS Canada Segment
•Stabilizing wireless market share of net additions as we manage increased competitive intensity and promotional activity across all regions and market segments
•Ongoing expansion and deployment of Fifth Generation (5G) and 5G+ wireless networks, offering competitive coverage and quality
•Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
•Slightly declining mobile phone blended ARPU due to competitive pricing pressure
•Continuing business customer adoption of advanced 5G, 5G+ and IoT solutions
•Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise
•Continued growth in residential fibre Internet subscribers
•Increasing wireless and Internet-based technological substitution
•Continued focus on the consumer household and bundled service offers for mobility, Internet and content services
•Continued large business customer migration to Internet protocol (IP)-based systems
•Ongoing competitive repricing pressures in our business and wholesale markets
•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand
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services, which, in many cases, are also sold as a service by Bell Business Markets to ensure continuity of customer relationships and adjacent revenue growth opportunities
•Increasing customer adoption of OTT services resulting in downsizing of television (TV) packages and fewer consumers purchasing BDU subscriptions services
•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

Assumptions Applicable to our Bell CTS U.S. Segment
•Continued growth in retail Internet customers with continued deployment of direct fibre to incremental homes and businesses both within our existing footprint and in new markets
•Increasing retail Internet ARPU through continued migration of customers to higher speed tiers and rate increases
•Ongoing competitive repricing pressures in our business and wholesale markets
•Realization of cost savings related to operational efficiencies enabled by our direct fibre footprint, digital and AI adoption, expanding self service capabilities, and other improvements to the customer service experience

Assumptions Applicable to our Bell Media Segment
•Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our OOH business contributing towards the advancement of our digital-first media strategy
•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•Strategically managing escalating content acquisition and production costs to secure high-quality, differentiated programming across all screens and platforms
•Continued scaling of Crave, TSN, and RDS through expanded distribution, partnerships, content offerings and user experience improvements
•Global content distribution growth through majority ownership of Sphere Abacus
•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE
•An estimated post-employment benefit plans service cost of approximately $195 million
•An estimated net return on post-employment benefit plans of approximately $145 million
•Depreciation and amortization expense of approximately $5,450 million to $5,500 million
•Interest expense of approximately $1,850 million to $1,900 million
•Interest paid of approximately $1,925 million to $1,975 million
•An average effective tax rate of approximately 26%
•Non-controlling interest of approximately $70 million
•Contributions to post-employment benefit plans of approximately $35 million
•Payments under other post-employment benefit plans of approximately $60 million
•Income taxes paid (net of refunds) excluding on significant divestitures of approximately $650 million to $750 million

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•Weighted average number of BCE common shares outstanding of approximately 933 million
•An annualized common share dividend of $1.75 per share

Assumptions underlying expected continuing contribution holiday in 2026 in the majority of our pension plans
•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components
•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on May 7, 2026, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2026 guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2026 guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including the continuation or escalation of trade wars, recessions, U.S. tariffs and the unpredictability of future trade arrangements, inflation, the value of the Canadian dollar, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility, and the resulting negative impact on customer spending, the resulting demand for our products and services, our customers’ financial condition, and the cost and amount of funding available in the capital markets; the negative effect of adverse conditions associated with geopolitical events, including financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, inflationary pressures limiting consumer and business spending and increasing our operating costs, disruptions in our supply chains, and increased information security threats; the intensity of competitive activity in Canada and the U.S. and the failure to effectively respond to evolving competitive dynamics; the level of technological advancements and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, OTT and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business in Canada including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, online streaming and digital services regulations, control of copyright piracy, and regulatory frameworks governing AI; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations, including the failure to monitor and comply with the U.S. legal and regulatory
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requirements to which Ziply Fiber is subject, which may reduce the amount of subsidies or revenues it receives, increase its compliance burdens or constrain its ability to compete; unfavourable resolution of legal proceedings; the inability to protect our assets and data from events such as information security attacks, unauthorized access or entry, fire, natural disasters, extreme weather events linked to climate change, power loss, building cooling loss, acts of war or terrorism, geopolitical conflict, sabotage, vandalism, actions of neighbours, and other events; the failure to implement effective security, data and responsible AI governance frameworks; the inability to drive a positive customer experience; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to meet customer expectations of product and service experience; the use of AI technologies in our business solutions and operations, and by our customers, business partners, and third-party vendors; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; the complexity of our operations and information technology (IT) systems and the failure to implement, maintain or manage highly effective processes and IT systems; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services, to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the failure to successfully expand Ziply Fiber’s fibre network; the inability of Ziply Fiber’s current and future initiatives or programs to generate the level of returns, or to occur on the timeline, we anticipate; there can be no assurance that the potential benefits expected to result from the formation of Network FiberCo will be realized; the failure to successfully integrate Ziply Fiber as a subsidiary of BCE, and to generate the anticipated benefits from the acquisition of Ziply Fiber; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (the Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to accurately anticipate fluctuations in the exchange rate between the Canadian dollar and U.S. dollar and our inability to successfully implement currency hedging strategies; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws, treaties, regulations, or rules thereunder in Canada, the U.S., or other relevant jurisdictions, or changes thereto, or changes in their interpretation or enforcement by tax authorities, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of the proposed disposition of Northwestel Inc. are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, the purchaser securing financing, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed disposition will be realized; the failure to attract, develop and retain a talented team capable of furthering our business strategy and operational transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations, and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to
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adequately manage health and safety concerns; labour disruptions and shortages; reputational risks and the inability to meaningfully integrate sustainability considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our sustainability targets including, without limitation, those related to greenhouse gas reduction and supplier engagement; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need and comply with various obligations; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data and AI governance, privacy and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; and the expected timing and completion of the proposed disposition of Bell Mobility’s land mobile radio networks services business are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, relevant regulatory and third-party approvals, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2025 Annual MD&A dated March 5, 2026, and BCE’s 2026 First Quarter MD&A dated May 6, 2026, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

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